June 26, 2013

Mr. Larry Spirgel, Assistant Director

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Crown Castle International Corp.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed: February 12, 2013
File No. 001-16441

Dear Mr. Spirgel:

We are responding to your letter dated June 17, 2013, in which you provided comment on the Crown Castle International Corp. (“Company”) periodic report on Form 10-K for year ended December 31, 2012 (“Form 10-K”). For the convenience of the Staff, the Staff’s comment is reproduced and is followed by the Company’s response.

Staff Comment:

Accounting for Acquisitions, page 32

1.

We note your response to comment one. Tell us how you considered the guidance in paragraphs 36 and 38(b) of ASC 840-10-25 in your accounting since the lease involves both land and buildings (i.e. towers) and does not meet the bargain purchase option criterion.

Company Response:

First, as background, the Company acquired the rights and obligations related to the following in the T-Mobile Transaction: (1) towers, (2) rental income streams from T-Mobile for the space T-Mobile occupies on the towers, (3) rental income streams from other tenants on the towers and (4) land interests under the towers, of which in excess of 98% are leases of the land with numerous landlords with a weighted-average remaining lease term of approximately 20 years. The assignment to the Company of the rights and obligations under the land leases includes substantially all site lease obligations including the obligation to pay the monthly rental fee to the respective landlords through the end of the respective lease term of such land leases. As such, there are two categories of payments made by the Company related to the T-Mobile Transaction: (1) the purchase price paid at closing and (2) the on-going payments related to the obligations and rights obtained at the sites, predominantly the rents paid to landlords who own the land under the towers.

With respect to the Staff’s comment, the substance of the T-Mobile Transaction is that the Company has obtained the rights to two distinct and separable tangible assets via two separate payment streams, as follows: (1) the lease of the towers from T-Mobile, the remuneration for which was included in the purchase price of the T-Mobile Transaction and (2) rights to the land under the towers, the remuneration for which is due to the land owners (not T-Mobile) and is predominantly paid monthly by the Company from the closing of the T-Mobile Transaction through the end of the applicable land lease terms. The

Company has accounted for the tower leases separately from the land leases, with the tower leases recorded as capital leases and the land leases recorded as operating leases in accordance with ASC 840-10-25. Specifically as it relates to the paragraphs cited in the Staff’s comment (paragraphs 36 and 38(b)), the fair value of the land is in excess of 25% of the combined fair value of the land and the tower (thus the fragmentation criteria under ASC 840-10-25-38(b) is met). The measurement of the tower capital lease asset is based on the fair value of the tower only while the land leases are recorded based on their separate contractual rents accounted for as operating leases (ASC 840-10-25-37). Additionally, in purchase accounting, the Company has also allocated a portion of the up-front consideration paid to T-Mobile to the intangible asset or liability associated with favorable or unfavorable land lease terms.

* * * *

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of our responses to the comments or if you would like to discuss any other matters, please contact the undersigned at (713) 570-3076. In my absence, please contact Blake Hawk, Executive Vice President and General Counsel at (713) 570-3155.

Sincerely,

/s/ Jay A. Brown
Jay A. Brown Senior Vice President, Chief Financial Officer and Treasurer

Cc:	Robert S. Littlepage
Cc:	Ivette Leon
Cc:	Kathryn Jacobson

2